November 20, 2014 VIA EDGAR Martin James Senior Assistant Chief Accountant United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0306

Re:	DJO Finance LLC

Form 10-K for the fiscal year ended December 31, 2013

Filed February 25, 2014

File No. 333-142188

Dear Mr. James:

I am in receipt of your letter dated November 6, 2014 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2013. I am responding to your comments on behalf of DJO Finance LLC (“DJO”) as set forth below.

DJO’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, I have set forth your comments (in italics) and DJO’s responses below.

Form 10-K for the year ended December 31, 2013

Item 8. Financial Statements

Consolidated Statement of Operations, page 64

1.	Please explain to us why you have excluded the amortization of intangible assets from your cost of sales. Further, if you believe it is appropriate to exclude the amounts from your cost of sales, tell us why presenting gross profit exclusive of these costs would be appropriate. Refer to the SAB Topic 11-B and Rule 5-03(b) 2 of Regulation S-X.

DJO Response: We have patents and technology intangible assets that are related to the cost of sales. However, we believe that not including the amortization of these intangible assets within cost of sales provides a more direct view of the ongoing economics of DJO’s products. Given the non-cash nature of these charges, we were aware that a number of readers of the financial statements remove these charges from the financial results. Further, we believe it was more beneficial to these readers of the financial statements if all amortization of intangibles was included in one line item, Amortization of intangible assets, in our Consolidated Statements of Operations rather than being embedded within a number of line items.

We believe that our parenthetical presentation of amortization expense excluded from cost of sales complies with SAB Topic 11-B. We do not believe that this presentation places undue emphasis on “cash flow,” nor have we positioned amortization in the income statement in a manner which results in reporting a figure for income before depreciation. We also believe that our presentation is in compliance with the requirements of Rule 5-03(b) 2 of Regulation S-X.

2.	We note that you have included goodwill impairment charges of $102 million during 2013 and $124 million during 2011 within the line item “Impairment of goodwill and intangible assets” in your consolidated statements of operations. In future filings, please present the aggregate amount of goodwill impairment losses as a separate line item in your statements of operations unless the goodwill impairment loss is associated with a discontinued operation consistent with FASB ASC 350-20-45-2.

DJO Response: We will revise our disclosure in future filings to present the aggregate amount of goodwill impairment losses as a separate line item in our Consolidated Statement of Operations.

We have included the revised presentation of our Consolidated Statement of Operations for each of the three years in the period ended December 31, 2013 as follows (in thousands):

	Year ended December 31,
	2013	2012	2011
Net sales	$1,175,457	$1,129,420	$1,074,770
Cost of sales (exclusive of amortization of intangible assets of $35,125, $38,355 and $38,668 for the year ended December 31, 2013, 2012 and 2011, respectively)	472,417	443,920	418,138

Gross profit	703,040	685,500	656,632
Operating expenses:
Selling, general and administrative	477,238	460,065	487,084
Research and development	33,221	27,877	26,850
Amortization of intangible assets	95,539	97,243	93,957
Impairment of goodwill	102,000	—	124,106
Impairment of intangible assets	4,600	7,397	16,900

	712,598	592,582	748,897

Operating (loss) income	(9,558)	92,918	(92,265)

Other (expense) income:
Interest expense	(177,733)	(183,055)	(169,332)
Interest income	191	201	345
Loss on modification and extinguishment of debt	(1,059)	(36,889)	(2,065)
Other (expense) income, net	(1,287)	3,553	(2,814)

	(179,888)	(216,190)	(173,866)

Loss before income taxes	(189,446)	(123,272)	(266,131)
Income tax (provision) benefit	(13,116)	4,904	52,544

Net loss	(202,562)	(118,368)	(213,587)
Net income attributable to noncontrolling interests	(890)	(782)	(882)

Net loss attributable to DJO Finance LLC	$(203,452)	$(119,150)	$(214,469)

Note 7. Long-Lived Assets

Goodwill, page 77

3.	We note your presentation of the changes in the carrying amount of goodwill. In future filings please provide all of the disclosures required by FASB ASC 350-20-50-1, including the following (refer to the example in FASB ASC 350-20-55-24):

•	The gross amount and accumulated impairment losses at the beginning of the period

•	The gross amount and accumulated impairment losses at the end of the period.

•	In addition to your presentation in total, provide the information on the changes in the carrying amount of goodwill for each applicable reportable segment.

DJO Response: We have revised our disclosure to include all of the disclosures required by FASB ASC 350-20-50-1 and have included the revisions in page 9 of our Form 10-Q for the quarter ended September 27, 2014 filed on November 12, 2014 as follows (in thousands):

	Bracing & Vascular	Recovery Sciences	Surgical Implant	International	Total
Balance, beginning of period
Goodwill	$483,258	$495,999	$47,406	$348,774	$1,375,437
Accumulated impairment losses	—	(178,700)	(47,406)	—	(226,106)

	483,258	317,299	—	348,774	1,149,331

Acquisitions (see Note 2)	—	—	—	2,383	2,383
Foreign currency translation	—	—	—	(6,501)	(6,501)

Balance, end of period
Goodwill	483,258	495,999	47,406	344,656	1,371,319
Accumulated impairment losses	—	(178,700)	(47,406)	—	(226,106)

	$483,258	$317,299	$—	$344,656	$1,145,213

4.	Please tell us the percentage by which fair value exceeded carrying value as of the date of your 2013 goodwill impairment test for each applicable reporting unit and the amount of goodwill allocated to that reporting unit.

DJO Response: The following table presents the percentage by which the fair value exceeded the carrying value for each applicable reporting unit as well as the amount of goodwill allocated to each applicable reporting unit as of September 28, 2013, the date of our 2013 goodwill impairment test (in thousands):

	Goodwill Balance	Percentage by which the fair value exceeded the carrying value
Reporting Unit:
Bracing & Supports	$348,610	13.7%
Vascular	134,648	75.6
Empi (1)	169,798	(15.4)
CMF	187,368	24.4
Chattanooga (1)	62,133	(27.4)
International	348,320	32.5

Goodwill	$1,250,877	23.1%

(1)	As a result of our 2013 goodwill impairment test, in the fourth quarter of 2013 we recorded goodwill impairment charges for the Empi and Chattanooga reporting units of $52.5 million and $49.5 million, respectively.

Note 18. Segment and Geographic Information

Geographic Area, page 100

5.	It appears that you include goodwill and intangible assets within your long-lived asset disclosure by geographic area on page 84. Please tell us how you considered FASB ASC 280-10-55-23.

DJO Response: We have previously included goodwill and intangible assets within our long-lived assets disclosure by geographic area; however, as FASB ASC 280-10-55-23 implies that long-lived assets implies hard assets that cannot be readily removed, which would exclude intangibles, we will revise our disclosure to exclude goodwill and intangible assets in future filings.

We have included the revised presentation of our long-lived assets by geographic area for each of the two years in the period ended December 31, 2013 as follows (in thousands):

	December 31, 2013	December 31, 2012
United States	$130,498	$138,013
International	16,830	14,238

	$147,328	$152,251

Note 20. Supplemental Guarantor Condensed Consolidating Financial Statements, page 101

6.	For your 9.875% Notes and 7.75% Notes, refer to Rule 3-10(i)(8) of Regulation S-X and please tell us your consideration of disclosing, if true, that all guarantees of these notes are full and unconditional. If the guarantees are not full and unconditional, please tell us how you have complied with the disclosure requirements in Rule 3-10(a) of Regulation S-X. In this regard, please also confirm by reference to the Form S-4 filed August 29, 2011, that the guarantees of the 9.75% Notes and 7.75% Notes are full and unconditional.

DJO Response: Under the indentures governing the 9.875% Notes and the 7.75% Notes, all guarantees of these Notes are full and unconditional guarantees. Also, as disclosed in the Form S-4 filed August 29, 2011, the guarantees of the 9.75% Notes and the 7.75% Notes are full and unconditional. In future filings, we will revise the disclosure to clarify that guarantees of all Notes are full and unconditional, in accordance with the referenced disclosure requirements.

*    *    *    *

Pursuant to the Staff’s letter dated November 6, 2014 to DJO with respect to DJO’s Form 10-K for the year ended December 31, 2013, the Company hereby acknowledges that:

1. DJO is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. DJO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (760) 734-3115 or Donald M. Roberts, Esq. at (760) 734-5644.

Very truly yours,

/s/ Susan M. Crawford
Susan M. Crawford
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Richard Fenyes, Simpson Thacher & Bartlett LLP